Filed Pursuant To Rule 433

Registration No. 333-275079

March 13, 2024

WPHL (TV): Morning News with John Hoffman

SOPHIA CIFUENTES: Investing in cryptocurrency before this year could have seemed like a challenge. where do you find it and once you do how do you store it safely. however, in January of this year the SEC approved 11 bitcoin exchange traded funds or ETFs and the floodgates opened for investors. John Hoffman from Grayscale Investments explains what the new spot bitcoin ETFs are and highlights the world's largest one.

JOHN HOFFMAN: so these are pooled investment vehicles that trade on an exchange much like how you would interact or buy shares of stock. and so when put that together spot bitcoin ETFs have made it easier, simpler, more convenient to invest in cryptocurrency bitcoin specifically through your brokerage account. GBTC is the Grayscale Bitcoin Trust it is the world's largest bitcoin ETF it's been operating for over a decade and make it it makes it again easy to invest in bitcoin and it's been performing in line with bitcoin. So providing the return of bitcoin and it's been very popular, it's traded over 700 million dollars a day on average over the last couple of months.

CIFUENTES: And you can find more information at Grayscale.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.